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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

(Check one)

/ X / Form 10-K and Form 10-KSB   /   / Form 11-K       /   / Form 20-F

/   / Form 10-Q and Form 10Q-SB   /   / Form N-SAR


         For Period Ended:  June 30, 1999

         /   /    Transition Report on Form 10-K and Form 10-KSB

         /   /    Transition Report on Form 20-F

         /   /    Transition Report on Form 11-K

         /   /    Transition Report on Form 10-Q and Form 10-QSB

         /   /    Transition Report on Form N-SAR

         For Transition Period Ended :
                                       --------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:



                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant:   Imtek Office Solutions, Inc.

         Former Name:      Spectrum Equities, Inc.
         Former Name:      Diversified Photographic Industries, Inc.
         Former Name:      Vision Capital, Inc.

         Address of Principal Executive Office (STREET AND NUMBER):

                                     8003 Corporate Drive, Suite C

         City, State and Zip Code:   Baltimore, Maryland 21236



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                                     PART II
                            RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                  /   / (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

                  / X / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

                  /   / (c) The accountants statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company is unable to timely file its annual report on Form 10-K without unreasonable effort and expense and seeks relief under Rule 12b-25(b) of the Securities Exchange Act of 1934 because it is in the process of finalizing accounting issues relating to the discontinuance of operations in a segment and credit arrangement issues relating to equipment financing which could have a material impact upon the presentation of the Company's financial statements in its annual report. The Company requires additional time to resolve these issues and prepare the financial statements to fully reflect the resolution of these issues.

                                     PART IV
                                OTHER INFORMATION


     (1)  Name and telephone person to contact in regard to this notification


          BRAD C. THOMPSON                   (410) 931-2054
          ----------------                   -----------------------------------
             (Name)                          (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  / X /  Yes        /   /  No



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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                  /   /  Yes        / X /  No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






                          IMTEK OFFICE SOLUTIONS, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date: September 28, 1999       By: /s/  Brad C. Thompson
                                            ---------------------------
                                            Name: Brad C. Thompson
                                            Title: Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).